Exhibit 99.2

SPOTIFY TECHNOLOGY S.A. 42-44, AVENUE DE LA GARE L-1610 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG	VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on April 19, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on April 19, 2021. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D34758-P47780	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

SPOTIFY TECHNOLOGY S.A.
The Board of Directors recommends you vote FOR proposals 1, 2, 3, 4, 5, 6, 7 and 8:
			For	Against	Abstain

1.	Approve the Company’s annual accounts for the financial year ended December 31, 2020 and the Company’s consolidated financial statements for the financial year ended December 31, 2020.		☐	☐	☐

2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2020.		☐	☐	☐

3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020.		☐	☐	☐

4.	Election of Directors
			For	Against	Abstain

Nominees:

	4a.	Mr. Daniel Ek (A Director)	☐	☐	☐

	4b.	Mr. Martin Lorentzon (A Director)	☐	☐	☐

	4c.	Mr. Shishir Samir Mehrotra (A Director)	☐	☐	☐

	4d.	Mr. Christopher Marshall (B Director)	☐	☐	☐

	4e.	Mr. Barry McCarthy (B Director)	☐	☐	☐

	4f.	Ms. Heidi O’Neill (B Director)	☐	☐	☐

	4g.	Mr. Ted Sarandos (B Director)	☐	☐	☐

	4h.	Mr. Thomas Owen Staggs (B Director)	☐	☐	☐

			For	Against	Abstain

	4i.	Ms. Cristina Mayville Stenbeck (B Director)	☐	☐	☐

	4j.	Ms. Mona Sutphen (B Director)	☐	☐	☐

	4k.	Ms. Padmasree Warrior (B Director)	☐	☐	☐

5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2021.		☐	☐	☐

6.	Approve the directors’ remuneration for the year 2021.		☐	☐	☐

7.	Authorize the Board to repurchase 10,000,000 shares issued by the Company during a period of five years, for a price that will be determined by the Board within the following limits: at least the par value and at the most the fair market value.		☐	☐	☐

8.	Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.		☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and

Annual Report on Form 20-F are available at www.proxyvote.com.

D34759-P47780

SPOTIFY TECHNOLOGY S.A.
Annual Meeting of Shareholders
April 21, 2021
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of SPOTIFY TECHNOLOGY S.A. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held on April 21, 2021, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.
Continued and to be signed on reverse side